TRUST FOR PROFESSIONAL MANAGERS

AMENDED AND RESTATED OPERATING EXPENSES LIMITATION AGREEMENT

with

SNOW CAPITAL MANAGEMENT L.P.

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 19th day of October, 2010, by and between Trust for Professional Managers (the “Trust”), on behalf of the series of the Trust as listed in Schedule A attached hereto, which may be amended from time to time (each, a “Fund, and collectively, the “Funds”),, and the investment adviser of the Funds, Snow Capital Management L.P. (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Amended and Restated Investment Advisory Agreement between the Trust and the Adviser dated as of the 19th day of October, 2010 (the “Investment Advisory Agreement”); and

WHEREAS, the Funds, and each of their respective classes, are responsible for, and have assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s current Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW, THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.  LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of the Fund’s respective average annual net assets to the amounts listed in Schedule A (the “Annual Limits”). In the event that the current Operating Expenses of a Fund, as accrued each month, exceed the Annual Limits, the Adviser will pay to such Fund, on a monthly basis, the excess expense within 30 days of being notified that an excess expense payment is due.

2.  DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to the Funds, is defined to include all expenses necessary or appropriate for the operation of each Fund and each of its classes, including the Adviser’s investment management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage, interest, brokerage commissions, acquired fund fees and expenses, dividends or interest expenses or short positions, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3.  REIMBURSEMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4.  TERM. This Agreement shall become effective with respect to a Fund at the time the Fund commences operations pursuant to an effective amendment to the Trust’s Registration Statement under the Securities Act of 1933, as amended, and shall continue for an initial term of two years from that date, unless sooner terminated by either of the parties hereto upon written notice to the other of not less than five days.  This Agreement shall automatically terminate upon the termination of the Investment Advisory Agreement.

5.  TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of a Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6.  ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.  SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.  GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided, that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

TRUST FOR PROFESSIONAL MANAGERS                                                                                     SNOW CAPITAL MANGEMENT L.P.
on behalf of its series listed on Schedule A

By:   /s/ Joseph C. Neuberger                                                                                         By:  /s/ Carl Vuono
Name:         Joseph C. Neuberger                                                                                                              Name:           Carl Vuono Title:           President                                                                                                                                  Title:             Chief Operating Officer

Schedule A

SCHEDULE A

Series or Fund of Trust for Professional Managers	Operating Expense Limitation as a Percentage of Average Daily Net Assets
	Class A Shares	Class C Shares	Institutional Class Shares
Snow Capital All Cap Value Fund	1.60%	2.35%	1.35%
Snow Capital Small Cap Value Fund	2.00%	2.75%	1.75%
Snow Capital Focused Value Fund	1.75%	2.50%	1.50%
Snow Capital Hedged Value Fund	1.90%	2.65%	1.65%
Snow Capital Opportunity Fund	1.75%	2.50%	1.50%